STEEL AND VANADIUM CORPORATION LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1960/001900/06)
Share code: HVL ISIN: ZAE000003422
("Highveld" or "the Corporation")

INTERIM REPORT

for the six months to 30 June 2007

082-00596

- Headline earnings R643 million
- Cash available from operations R1 056 million

07026184

Group reviewed financial results

The Group's financial results for the six months ended 30 June 2007 set out below have been prepared in accordance with the principal accounting policies of the Group, which comply with International Financial Reporting Standards ("IFRS") and in the manner required by the Companies Act in South Africa and are consistent with those applied in the previous year, except for the Standards and Interpretations as listed below.

These results are presented in terms of IAS 34 applicable to Interim Financial Reporting.

In the current year, the Group has adopted all of the new and revised Standards and Interpretations issued by the International Accounting Standards Board ("the IASB") and the International Financial Reporting Interpretation Committee of the IASB ("IFRIC"), that are relevant to its operations and effective for accounting periods beginning on 1 January 2007. The adoption of these new and revised Standards and Interpretations has resulted in changes in the Group's accounting policies and are disclosed as follows:

IFRS 7 – *Financial Instruments: Disclosures*
This Standard had no impact on the Group's interim financial results or disclosures.

IFRS 8 – *Operating Segments*
This Standard is applicable to annual periods beginning on or after 1 January 2009 and the Group does not intend to early adopt this Standard.

IAS 1 – *Presentation of Financial Statements*
The revision to this Standard had no impact on the Group's interim financial results or disclosures.

IAS 23 – *Borrowing Costs*
The Group capitalises borrowing costs in terms of its existing policy and accordingly complies with this revision.

IFRIC 11 – *IFRS 2: Group and Treasury Share Transactions*
This interpretation provides guidance on applying IFRS 2 in certain circumstances. The impact of applying this new guidance had no material impact on the Group's interim results.

IFRIC 12 – *Service Concession Arrangements*
This interpretation had no impact on the Group's interim results as the Group does not operate consession arrangements.

IFRIC 13 – *Customer Loyalty Programmes*
This interpretation had no impact on the Group's interim results as the Group has no customer loyalty programmes.

IFRIC 14 – IAS 19 – *The Limit on a Defined Benefit Asset, minimum Funding Requirements and their Interaction*
This interpretation had no impact on the Group's results as there are no plan assets in respect of retirement benefits.

The financial information has been reviewed by Ernst & Young Inc. in accordance with ISRE 2410 "Review of Interim Financial Information Performed by the Independent Auditors of the entity", whose unmodified review report is available for inspection at the Corporation's registered office.

8/23

Creating value through innovation . . .

Condensed consolidated income statements

	Note	Reviewed for the six months ended 30 Jun 2007 Rm	Reviewed for the six months ended 30 Jun 2006 Rm	Audited for the year ended 31 Dec 2006 Rm
CONTINUING OPERATIONS				
Revenue	4	**2 874**	2 431	5 066
Operating profit before depreciation		**797**	472	1 294
Depreciation and scrapping of property, plant and equipment		**(117)**	(76)	(181)
Change in estimated useful lives of property, *plant and equipment*		**(24)**	10	10
Operating profit		**656**	406	1 123
Interest and investment income received		**17**	9	33
Interest paid		**(27)**	(26)	(56)
Profit before taxation		**646**	389	1 100
Taxation charge		**(256)**	(124)	(273)
Profit after taxation		**390**	265	827
DISCONTINUED AND DISCONTINUING OPERATIONS				
Revenue	4	**1 182**	848	1 835
Operating profit before depreciation		**336**	204	388
Depreciation and scrapping of property, plant and equipment		**(11)**	(42)	(86)
Change in estimated useful lives of property, plant and equipment		**21**	5	5
Operating profit		**346**	167	307
Profit on disposal of discontinued operation		**–**	–	91
Interest and investment income received		**3**	4	–
Interest paid		***(29)***	*(14)*	*(33)*
Profit before taxation		**320**	157	365
Taxation charge		**(67)**	(21)	(79)
Profit after taxation		**253**	136	286
TOTAL OPERATIONS				
Revenue	4	**4 056**	3 279	6 901
Operating profit before depreciation		**1 133**	676	1 682
Depreciation and scrapping of property, plant and equipment		**(128)**	(118)	(267)
Change in estimated useful lives of property, plant and equipment		**(3)**	15	15
Operating profit		**1 002**	573	1 430
Profit on disposal of discontinued operation		**–**	–	91
Interest and investment income received		**20**	13	33
Interest paid		**(56)**	(40)	(89)
Profit before taxation		**966**	546	1 465
Taxation charge		**(323)**	(145)	(352)
Attributable profit		**643**	401	1 113
Basic earnings per share		**Cents**	Cents	Cents
From continuing operations		**392.3**	267.8	834.1
From discontinued and discontinuing operations		**255.9**	137.1	288.5
From total operations		**648.2**	404.9	1 122.6
Basic earnings per share – diluted				
From continuing operations		**392.3**	267.8	834.1
From discontinued and discontinuing operations		**255.9**	137.1	288.4
From total operations		**648.2**	404.9	1 122.5
Reconciliation of headline earnings		**Rm**	Rm	Rm
Attributable profit		**643**	401	1 113
Add/(deduct) after tax effect of:				
Profit on disposal of discontinued operation		**–**	–	(73)
Impairment losses recognised		**–**	–	11
Net profit on disposal and scrapping of property, plant and equipment		**–**	–	(10)
Headline earnings		**643**	401	1 041
Headline earnings per share		**Cents**	Cents	Cents
From continuing operations		**392.3**	267.8	831.0
From discontinued and discontinuing operations		**255.9**	137.1	218.0
From total operations		**648.2**	404.9	1 049.0
Headline earnings per share – diluted				
From continuing operations		**392.3**	267.8	831.0
From discontinued and discontinuing operations		**255.9**	137.1	218.0
From total operations		**648.2**	404.9	1 049.0
Number of shares		**Million**	Million	Million
Ordinary shares in issue as at period-end date *		**99.1**	99.1	99.1
Weighted average number of ordinary shares *		**99.1**	99.1	99.1
Diluted number of ordinary shares *		**99.1**	99.2	99.1
Dividends per share – based on calendar profits		**Cents**	Cents	Cents
Interim dividends proposed		**–**	250	250
Interim dividends paid		**–**	–	250
Final dividend proposed i.r.o. 2006		**–**	–	350
Final dividend paid i.r.o. 2005		**–**	*400*	*400*
Special dividend proposed i.r.o. 2006		**–**	–	100
Special dividend paid i.r.o. 2006		**100**	–	–
Final dividend paid i.r.o. 2006		**350**	–	–

* Rounded to nearest hundred thousand

	Note	Rm	Rm	Rm
ASSETS				
Non-current assets		**1 774**	1 749	2 221
Property, plant and equipment		**1 668**	1 643	2 115
Environmental Trust investments		**3**	3	3
Available-for-sale investments		**103**	103	103
Current assets		**1 919**	2 327	2 348
Assets of disposal group classified as held-for-sale	6	**1 103**	33	–
TOTAL ASSETS		**4 796**	4 109	4 569
EQUITY AND LIABILITIES				
Shareholders' equity		**2 067**	1 411	1 871
Non-current liabilities		**514**	390	570
Long-term borrowings		**1**	37	23
Long-term provisions		**212**	189	285
Deferred taxation		**301**	164	262
Current liabilities		**1 986**	2 302	2 128
Liabilities directly associated with the assets classified as held-for-sale	6	**229**	6	–
TOTAL EQUITY AND LIABILITIES		**4 796**	4 109	4 569
Net borrowings	3	**(463)**	(493)	(550)
Net asset value – cents/share		**2 085**	1 423	1 887

Condensed statement of changes in equity

	Share capital and share premium Rm	Non-distributable reserves: Translation and share-based payment reserves Rm	Non-distributable reserves: Fair value reserves Rm	Retained profit Rm	Total Rm
2006					
Currency translation differences		80			80
Fair value loss on VRB Power Systems Inc.			(1)		(1)
Net income/(expense) recognised directly in equity	–	80	(1)	–	79
Attributable profit for the period				401	401
Total recognised income and expense for the period	–	80	(1)	401	480
Balance at 31 December 2005	585	(31)	4	767	1 325
Dividends paid				(396)	(396)
Recognition of share-based payments		2			2
Balance at 30 June 2006 – reviewed	**585**	**51**	**3**	**772**	**1 411**
Actuarial loss on defined benefits recognised directly in equity				(10)	(10)
Tax on above taken directly to equity				3	3
Currency translation differences		1			1
Net income/(expense) recognised directly in equity	–	1	–	(7)	(6)
Attributable profit for the period				712	712
Total recognised income and expense for the period	–	1	–	705	706
Subtotal	585	52	3	1 477	2 117
Dividends paid				(248)	(248)
Recognition of share-based payments		2			2
Balance at 31 December 2006 – audited	**585**	**54**	**3**	**1 229**	**1 871**
Interim – 2007					
Currency translation differences		**6**			**6**
Net income recognised directly in equity	**–**	**6**	**–**	**–**	**6**
Attributable profit for the period				**643**	**643**
Total recognised income and expense for the period	**–**	**6**	**–**	**643**	**649**
Subtotal	**–**	**6**	**–**	**643**	**649**
Balance at 31 December 2006 – audited	**585**	**54**	**3**	**1 229**	**1 871**
Dividends paid				**(446)**	**(446)**
Recognition of share-based payments		**(7)**			**(7)**
Balance at 30 June 2007 – reviewed	**585**	**53**	**3**	**1 426**	**2 067**

Condensed consolidated cash flow statements

	Reviewed for the *six months ended* 30 Jun 2007 Rm	Reviewed for the *six months ended* 30 Jun 2006 Rm	Audited for the *year ended* 31 Dec 2006 Rm
Cash available from operations before taxation paid	**1 056**	596	1 486
Taxation paid	**(258)**	(508)	(637)
Net cash flows from operating activities	**798**	88	849
Net cash flows used in investing activities	**(275)**	(194)	(774)
Net cash inflow/(outflow) before financing activities	**523**	(106)	75
Net cash flows (used in)/from financing activities excluding dividends paid	**(108)**	363	261
Dividends paid	**(446)**	(396)	(644)
Net decrease in cash and cash equivalents	**(31)**	(139)	(308)
Effects of exchange rate changes on cash held in foreign currencies	**10**	107	117
Cash and equivalents at beginning of period	**411**	602	602
Cash and equivalents at end of period	**390**	570	411

	30 Jun 2007 Rm	30 Jun 2006 Rm	31 Dec 2006 Rm
Actuarial loss on defined benefits recognised directly in equity	–	–	(10)
Tax on above item taken directly to equity	–	–	3
Currency translation differences	6	80	81
Fair value revaluation	–	(1)	(1)
Net income recognised directly in equity	**6**	79	73
Attributable profit for the period	**643**	401	1 113
Total recognised income and expense for the period	**649**	480	1 186

Condensed segmental reports

Continuing operations

	30 Jun 2007	30 Jun 2006	31 Dec 2006
Revenue			
Steelworks	**2 026**	1 596	3 446
Ferro-alloys	**133**	109	247
Vanadium	**715**	726	1 373
Total revenue	**2 874**	2 431	5 066
Operating profit			
Steelworks	**419**	130	625
Ferro-alloys	**25**	22	39
Vanadium	**212**	254	459
Total operating profit	**656**	406	1 123

Discontinued and discontinuing operations

	30 Jun 2007	30 Jun 2006	31 Dec 2006
Revenue			
Vanadium	**671**	553	1 094
Ferro-alloys	**511**	295	741
Total revenue	**1 182**	848	1 835
Operating profit/(loss)			
Vanadium	**334**	250	379
Ferro-alloys	**12**	(83)	(72)
Total operating profit	**346**	167	307

Notes to the condensed consolidated financial statements

1. **Companies Act and Listings Requirements**
Compliance with the South African Companies Act No. 61 of 1973 as well as the Listings Requirements of the JSE Limited has been maintained throughout the reporting periods.

2. **Related party transactions**
Transactions entered into between the Group and its related parties during the reporting periods were arm's length transactions between knowledgeable, willing parties at fair value.

3. **Net borrowings**
Interest bearing net borrowings are calculated by subtracting the financial leases (long-term debt) and the short-term loans (including loans from subsidiaries and joint ventures) from the cash and cash equivalents.

4. **Supplementary revenue information**

		Unaudited 30 Jun 2007	Unaudited 30 Jun 2006	Unaudited 31 Dec 2006
Sales volumes of major products				
Total steel	tons	**381 657**	420 723	802 648
Vanadium pentoxide (Vanchem)	kg V_2O_5	**2 173 787**	1 788 310	3 484 318
Ferrovanadium and ferrovanadium nitride	kg V	**4 525 587**	3 793 088	7 341 577
Vanadium chemicals	kg V_2O_5	**762 627**	677 524	1 341 743
Vanadium slag	tons V_2O_5	**6 903**	7 582	15 094
Weighted average selling prices achieved for major products				
Total steel	$/t	**702**	566	605
Vanadium pentoxide (Vanchem)	$/kg V_2O_5	**14**	19	18
Ferrovanadium	$/kg V	**34**	41	39
Vanadium chemicals	$/kg V_2O_5	**16**	22	20
Average R/$ exchange rate		**7.17**	6.26	6.69

5. **Financial ratios**

Current ratio	**1.16**	1.02	1.10
Market capitalisation – Rm	**9 221**	7 435	7 733

6. **Disposal groups**
Transalloys division was treated as a disposal group for the six months ending 30 June 2007 and the sale of this division was concluded in July 2007. In terms of an EEC competition ruling Highveld is required to dispose of the Vanchem division and its interest in South Africa Japan Vanadium (Proprietary) Limited. The Vanchem division and the interest in South Africa Japan Vanadium (Proprietary) Limited have been treated as disposal groups for the period 1 March 2007 to 30 June 2007. The assets and related liabilities of these disposal groups are as follows:

	Reviewed 30 Jun 2007 Rm	Reviewed 30 Jun 2006 Rm
ASSETS		
Non-current assets classified as held-for-sale	**584**	33
Current assets classified as held-for-sale	**519**	–
	1 103	33
EQUITY AND LIABILITIES		
Liabilities directly associated with assets classified as held-for-sale	**229**	6
The cash flows were as follows:		
Cash inflow from operating activities	**192**	5
Cash outflow from investing activities	**(75)**	(1)
Cash outflow from financing activities	**(62)**	–
Total cash inflow	**55**	4

Financial Results

Headline earnings increased to R643 million compared with R401 million for the corresponding period last year after a tax charge of R323 million (2006: R145 million). This improvement was mainly due to an increase of prices of steel on the local market. Operating profit increased to R1 002 million from R573 million at 30 June 2006. The depreciation charge was R131 million, compared with R103 million in 2006.

Headline earnings per share were 648.2 cents, compared with 404.9 cents in the first six months of 2006. The financial results are the second best for the first six months in the history of Highveld.

The net cash inflow for the period was R87 million decreasing the net borrowed position to R463 million compared with R550 million at 31 December 2006. The cash inflow from operations was R1 056 million, however, this was reduced by the cash outflow for taxation payments of R258 million, dividend payments of R446 million and capital expenditure of R275 million.

As the controlling shareholder, Evraz wish to undertake a total review of cash requirements covering capital and environmental expenditure. As a result, the Board decided that no interim dividend will be paid for the half year.

Operations

Steel

World crude steel output has continued to grow this year. Compared with the first six months of 2006, world crude steel production is up by 8.4 per cent. China continues to lead the surge in output, having produced 213 million tons during this period, which is 17.8 per cent higher than the same period last year. China now accounts for 35.4 per cent of global steel production.

Furnace No. 1 was taken out of operation in March 2007 for conversion to open slag bath technology in accordance with the capital expenditure programme in the Corporation's strategic plan. The furnace is expected to be commissioned during late 2007 or early 2008. This refurbishment was one of the main reasons for the lower steel production for the first half of the year compared with the corresponding period in 2006. As the furnace will be inoperative for the next six months production for the remainder of the year is expected to be at similar levels to the first half.

The Corporation's total steel sales volumes for the first six months have decreased by 9 per cent, limited by steel supply problems, however, domestic despatches increased by 1 per cent compared with the same period last year. Prospects for the domestic steel market in the second half of 2007 could be constraint due to high levels of stock. We should, however, caution that we have seen delays in the start-up of a number of projects, causing inventory levels at the distributors to be on the high side.

International prices for all Corporation steel products remained firm over the last six months mainly due to strong international demand driven by a strong commodity cycle and increased consumption in China.

Vanadium

Ferrovanadium prices have been declining from October last year and bottomed out during the first quarter of this year, before starting to improve towards the end of the period under review.

It is expected that the market will improve after the European summer holidays and will remain at current levels for the rest of the year.

Production at Vanchem for the first six months was above budget with no major problems experienced. Two planned kiln refractory relines have been scheduled for the second half of the year.

The integrated water and waste management plan at Vanchem is progressing well and the barren treatment facility will be commissioned early during the second half of the year. A study has commenced to find a suitable site for the new calcine disposal facility.

The Board has recently approved the sale process to divest some of Highveld's vanadium assets which results from Evraz's acquisition of the control of Highveld. In terms of the ruling by the European Commission as well as the South African Competition Tribunal, the transaction was approved on the condition that Evraz divest a portion of the Mapochs mine interest, the Vanchem operation as well as Highveld's 50 per cent shareholding in South Africa Japan Vanadium (Proprietary) Limited ("the divestiture assets").

The process would be monitored by a Trustee as required by the European Commission and required, amongst others, the appointment of an Evraz Divestment Manager as well as a Hold Separate Manager to manage the divestiture assets in the interim.

Ferro-alloys

Production at Transalloys was below budget mainly due to furnace availability problems as well as a shortage and quality of suitable raw materials.

One of the silicomanganese furnaces, furnace No. 5, was taken off line for extensive repairs towards the end of the second quarter and furnace No. 7 is scheduled for a major shutdown early during the second half of the year. One of the two medium carbon ferromanganese furnaces will also be taken off line for refractory and mechanical repairs.

Prices for manganese products have improved during the second quarter and it is expected that prices will remain at acceptable levels for the rest of the year.

Ferrosilicon production was below budget due to a shortage of reactive coal and furnace availability problems.

A number of furnace shutdowns had been scheduled during the high electricity cost winter months and furnace F had been off-line towards the end of the quarter for repairs.

Investments

The sale of Transalloys' assets (property, plant and equipment and inventories less certain employee related provisions) was concluded on 18 July 2007 with the signing of a sale and purchase agreement with a subsidiary of Renova Investments but is subject to a number of conditions precedent including regulatory approval. The proceeds from the disposal of the assets will amount to R963 million and the after tax profit on this transaction will approximate R450 million.

Capital Expenditure

Capital expenditure incurred by the Group during the period amounted to R275 million (2006: R194 million) and the total commitment in respect of further capital expenditure as at 30 June 2007 is R745 million compared to R618 million at 31 December 2006. This expenditure will be funded from internally generated cash flows and available borrowing facilities.

Safety, Health, Environment and Quality

Highveld deeply regrets having to report the death of a contractor employee at the Transalloys division on 19 July 2007. We, however, remain committed to creating a safe working environment for all employees and contractor employees.

It is, however, pleasing to note that the lost time injury frequency rate for the six months ended 30 June 2007 was 0.20 compared with 0.26 recorded for the first six months of 2006 and 0.22 for the twelve months of 2006.

The Corporation continues to promote HIV/AIDS awareness, an initiative which commenced in 2003. As at 30 June 2007, 70.91 per cent of the total workforce of 3 895 had undergone voluntary counselling and testing ("VCT"). VCT is re-done every calendar year. A total of 21 employees are receiving free anti-retroviral treatment.

The five-year programme, which was approved and commenced in 2005, to achieve international best practice in emission control, waste management and water conservation continued in the first half of 2007. During the first six months R83 million was spent on capital projects in terms of this programme bringing the total spent to date to R231 million. Delays are, however, being experienced due to the lengthy process in acquiring regulatory approval for the major projects.

Rand Carbide, Transalloys and Mapochs mine divisions achieved OHSAS 18001 certification during the period under review and Vanchem maintained its OHSAS 18001 certification after its first surveillance audit.

Black Economic Empowerment

During the period under review, goods and services worth R276 million (2006: R209 million) were purchased from a total of 151 (2006: 148) black empowerment enterprises.

Change in Controlling Shareholder

On 4 May 2007 Anglo American plc ("Anglo American") announced the disposal of its remaining 29.2 per cent shareholding in Highveld to Evraz Group S.A. ("Evraz"). This disposal occurred when Evraz exercised its call option after having obtained the required regulatory approvals, thus becoming the controlling shareholder of the Corporation.

Subsequently, on 4 July 2007, Evraz offered unconditionally to acquire the entire issued share capital of Highveld, other than those shares already held by Evraz. The Board circulated a response to the offer on 19 June 2007.

The initial offer was increased by Evraz on 16 July 2007 with support from the Board and the closing date of the increased offer was extended to 6 August 2007.

Directorate

Following the change in control the Anglo American representatives, namely Messrs D D Barber, I Botha, C J Colebank, G G Gomwe, A Harris and N B Mbazima, resigned as Directors of Highveld on 4 May 2007.

Furthermore, on 6 July 2007, André de Nysschen was succeeded by Walter Ballandino as Chief Executive Officer. The Highveld Board and staff extend their appreciation to André for his valuable leadership and support to the Corporation since joining in 2003 and throughout the transition period and wish him every success in the future. On the same date Giuseppe Mannina was appointed a Director of the Corporation.

Following the appointment of Dr Johan Pienaar as the Hold Separate Manager for the divestiture assets, he resigned as Director on 27 July 2007. The Board and staff extend their appreciation to Johan for his significant contribution to the Corporation over more than 37 years of service, 16 years of which he served on the Board.

By mutual agreement Luigi Matteucci will focus on disposal of non core assets. As a result, Deon Pretorius is appointed as Chief Financial Officer with immediate effect.

Auditors

By agreement the previous auditors of the Corporation, Deloitte & Touche, resigned after the change in control and Ernst & Young Inc. was appointed as auditors with effect from 9 May 2007.

Outlook

Domestic demand for all of the Corporation's steel products is expected to come under pressure due to current high stock levels at merchants. Improving international demand, coupled also with significantly increased input costs for producers, have resulted in improved international prices which will allow the Corporation to, after satisfying domestic demand, sell all of its remaining production.

Vanadium demand should remain stable and prices are expected to remain at current levels.

Cost saving initiatives and productivity improvement projects are progressing and should yield the planned savings which will assist in lowering costs.

Provided that the Rand remains at current levels a similar performance for the second half of the year can be expected compared with the results of the first half of 2007.

For and on behalf of the Board

L Boyd
(Chairman)

W G Ballandino
(Chief Executive Officer)

Emalahleni
2 August 2007

The interim report will be posted to all registered shareholders on Wednesday, 8 August 2007.
Enquiries may be directed to email address: general@hiveld.co.za

Directors:
L Boyd *(Chairman)*, W G Ballandino *(Chief Executive Officer)* *(Italian)*, E Barnardo, C B Brayshaw, J W Campbell, A V Frolov *(Russian)*, G A Mannina *(Swiss)*, L Matteucci, B J T Shongwe and A Sorokin *(Russian)*

Company secretary:
Ms A Diener

Registered office:
Portion 29 of the farm
Schoongezicht No. 308 JS
District Emalahleni
Mpumalanga
P O Box 111
Witbank 1035
Tel: (013) 690-9911
Fax: (013) 690-9033

Transfer secretaries:
Computershare Investor Services
2004 (Proprietary) Limited
70 Marshall Street
Johannesburg
P O Box 61051
Marshalltown 2107
Tel: (011) 370-5000
Fax: (011) 688-5200

Sponsor

JPMorgan

END

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